Exhibit 99.1

CytoMed Therapeutics’ first-in-human Phase I ANGELICA clinical trial using its patented donor allogeneic chimeric antigen receptor T cell (CAR-T cell) against blood and solid tumors received co-funding support from the NMRC Clinical Trial Grant

Completion of cash acquisition of licenced cord blood bank expanding CytoMed’s strategy to cord blood-derived biologics through its subsidiary, LongevityBank Pte Ltd

SINGAPORE, October 7, 2024 — CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or the “Company”), a Singapore-based biopharmaceutical company focused on harnessing its proprietary technologies to develop novel donor blood-derived, cell-based allogeneic therapies for the treatment of various cancers including blood and solid cancers has obtained full approval for its first-in-human Phase I clinical trial (“ANGELICA Trial”) using its patented allogeneic chimeric antigen receptor T cell (“CAR-T cell”) against several blood and solid tumors in collaboration with the National University Hospital (“NUH”) of Singapore. The ANGELICA Trial is co-supported by the Singapore Ministry of Health through the National Medical Research Council (“NMRC”) Office, and MOH Holdings Pte Ltd under the NMRC Clinical Trial Grant Industry Collaborative Trials (CTG-ICT) scheme (MOH-001646). Grant details are confidential.

CAR-T cell therapy is currently an individualised treatment that typically involves taking a patient’s blood cells and modifying these in the laboratory by grafting an artificial protein, known as a chimeric antigen receptor, on the surface of T cells, a type of white blood cells. The modified T cells are then re-infused into the patient to target and destroy cancer cells. Unlike chemotherapy which targets all actively dividing cells including healthy ones, CAR-T cells specifically recognise targets present on cancer cells (antigens) to kill them, thus sparing healthy cells.

The ANGELICA Trial taps on blood drawn from young healthy donors, potentially improving the quality of CAR-T cells manufactured, lowering production costs and increasing patients’ timely access to therapy since they can be produced off-the-shelf en masse.

Current established CAR-T cell therapies use alpha-beta T cells, a type of immune cells which are largely non-transferable between individual human beings due to the high risk of graft-versus-host disease where the graft attacks the host.

CytoMed’s ANGELICA Trial uses a rare subtype of immune cells known as gamma delta T cells which can be modified from healthy donors and re-infused into un-related patients without the need for matching.

Dr Anand Jeyasekharan, lead investigator of the study and Senior Consultant, Department of Haematology-Oncology, National University Cancer Institute, Singapore (NCIS), said: “ANGELICA is a first-in-class innovative approach to allogenic CAR-T cell therapy for solid cancers. This investigator-initiated trial protocol has been carefully developed with a team of experts in early phase trials, CAR-T cells and allogenic transplantation. With the support from the NMRC CTG-ICT, we eagerly look forward to initiating the enrolment of patients with relapsed cancer for whom this may represent a new option for treatment.”

“We are thrilled to collaborate with NUH, and we hope to provide a meaningful contribution to the development of donor blood immuno-therapy for the treatment of advanced solid and haematological (liquid) tumours in Singapore and worldwide,” says Dr Tan Wee Kiat PhD, the Co-CEO and COO of CytoMed Therapeutics.

Chairman Peter Choo commented “This trial will give significant impetus to CytoMed to forge ahead and develop our repertoire of affordable, allogeneic off-the-shelf immune cell therapies for life-threatening diseases especially cancers”

The ANGELICA Trial comprises two parts. Part 1 (donor protocol) is ongoing with the recruitment of healthy blood donors at NUH. With the continued collaboration between CytoMed Therapeutics and NUH, Part 2 of the trial (recipient protocol) may now proceed with the recruitment of patients who have advanced cancers that are resistant to standard therapy regimens.

On a separate note, CytoMed has taken over the assets and licence of a licenced cord blood bank in Malaysia using internal cash resources. Please refer to CytoMed’s announcement on July 17, 2024 and October 3, 2024.This acquisition will sharpen CytoMed’s strategy in cell therapies as it now has access to rare and precious cord blood donated for research and development. There is abundant clinical evidence on cord blood-derived biologics for a wide range of aging diseases and regenerative medicine. This new biotechnology arm will be undertaken through CytoMed’s subsidiary, LongevityBank Pte Ltd. The latter is the holding company of IPSC Depository Sdn Bhd which holds the cord blood banking licence issued by the Ministry of Health, Malaysia

CytoMed will host an earnings conference call to discuss its six months ended June 30, 2024 financial results on October 8, 2024, at 9 a.m. ET (9 p.m. SGT). The investment community may participate in the conference call by tuning into the following Zoom:

https://us06web.zoom.us/meeting/register/tZMrcOmppj0sGdA37lASywTyixRflo9w1TZT

We encourage stakeholders to join the call, particularly if you have any questions regarding this announcement.

In addition, the management team will be available for meetings in New York City from October 28, 2024, to November 1, 2024. Shareholders and potential investors interested in scheduling a meeting can reach out to enquiry@cytomed.sg.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG,on LinkedIn, and Facebook

About the National Medical Research Council (NMRC)

The NMRC was established in 1994 to oversee research funding from the Ministry of Health and support the development and advancement of biomedical research in Singapore, particularly in the public healthcare clusters and medical schools. NMRC engages in research strategy and planning, provides funding to support competitive research grants and core research enablers, and is responsible for the development of clinician scientists through awards and fellowships. The council’s work is supported by the NMRC Office which is part of MOH Holdings Pte Ltd. Through its management of the various funding initiatives, NMRC promotes healthcare research in Singapore, for better health and economic outcomes.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of future COVID-19 outbreak on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention :

Evelyn Tan

Chief Corporate Officer, CytoMed Therapeutics Limited;

Chief Executive Officer, IPSC Depository Sdn Bhd